April 1, 2008

TSX Venture Exchange: OK
Orko Silver Corp. announces grant of Stock Options

VANCOUVER, British Columbia - Orko Silver Corp. – (TSX.V - OK) announces that it has granted to consultants options to purchase a total of 150,000 shares. All optioned shares are exercisable at an exercise price of $1.80 per share for a period of five (5) years ending April 1, 2013. All options vest immediately. The options have been granted under the terms of the Company's incentive stock option plan.

About Orko Silver Corp.

Orko Silver Corp. is a professional exploration company with an increasing silver resource. Orko Silver's principal project, La Preciosa, located near the city of Durango, Mexico, is an advanced silver and gold project. The Company is currently drilling at La Preciosa using 4 rigs working 24 hours a day, 7 days a week. The deposit remains open in all directions and to depth. Two additional projects include the Santa Monica east of La Preciosa and the San Juan west of La Preciosa. All are undergoing exploration.

ON BEHALF OF THE BOARD OF DIRECTORS

Mike Devji

Executive Vice President

For further information, contact Orko Silver Corp. at (604) 684-4691 or
Via email at info@orkosilver.com or visit our website on line at www.orkosilver.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for this News Release. This News Release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. Orko relies upon litigation protection for forward-looking statements.

*Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. Mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as “measured”, “indicated”, and “inferred” resources, which the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20- F, File No. 000-51923, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml